12/30

[redacted]

08006378

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Western Bank

*CURRENT ADDRESS

PROCESSED
JAN 21 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04478 FISCAL YEAR 10-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dey

DAT : 1/13/09

CANADIAN
WESTERN BANK

082-04478

RECEIVED

2008 DEC 30 A 11:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 3, 2008

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

10-31-08
AR/S

Dear Mr. Dudek:

Attached please find the latest Q4 2008 release from Canadian Western Bank dated December 3, 2008 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure

50 BEST EMPLOYERS IN CANADA 2008
REPORT ON BUSINESS

RECEIVED
DEC 30 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CWB reports its 82nd consecutive profitable quarter and record annual earnings
Surpassed $100 million in total earnings
Very strong loan growth of 6% in the quarter and 16% for the year
Constrained revenue growth due to ongoing margin compression

Edmonton, December 3, 2008 – Canadian Western Bank (CWB on TSX) today announced good fourth quarter performance in volatile markets highlighted by very strong loan growth of 6% in the quarter and 16% for the year. Net income for the fourth quarter of $24.5 million (diluted earnings per share of $0.38) decreased 17% compared to last year which included an income tax benefit that increased net earnings by $2.9 million ($0.04 per diluted share). Net income before taxes was 10% lower than a year earlier. Annual net income surpassed the $100 million milestone to reach $102.0 million, up 6% over the prior year, while diluted earnings per share grew 5% to a record $1.58. Despite very strong lending activity, revenue growth and overall profitability continued to be constrained by a significantly lower net interest margin resulting from increased deposit costs related to ongoing market disruptions, consecutive reductions in the prime lending rate, and high liquidity levels maintained in response to market uncertainties and anticipated loan fundings.

Fourth Quarter Highlights:

(three months ended October 31, 2008 compared with three months ended October 31, 2007 unless otherwise noted)

- Net income of $24.5 million, down 17% (down 10% before tax). Record annual net income surpassed the $100 million milestone to reach $102.0 million, up 6%.
- Diluted earnings per share of $0.38, down 17%. Fiscal 2008 diluted earnings per share was a record $1.58, up 5%.
- Loan growth of 6% in the quarter and 16% over the past twelve months marking nineteen consecutive years of double digit loan growth.
- Total revenues (teb[1]) of $74.1 million, relatively unchanged from a year earlier. Record annual total revenues (teb[1]) of $298.9 million, up 9%.
- Announced acquisition of 72.5% of Adroit Investment Management Ltd., an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients.
- Opened a new full-service commercial and retail banking centre in Leduc, Alberta.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On December 3, 2008, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on January 2, 2009 to shareholders of record on December 18, 2008. This quarterly dividend is unchanged from the previous quarter and 10% higher than the quarterly dividend declared one year ago.

Both operating segments demonstrated good quarterly performance despite difficult market conditions. Banking and trust earnings of $22.3 million were down 17% compared to one year ago as the positive earnings contribution from very strong loan growth was more than offset by the combined impact of a compressed net interest margin, the above mentioned income tax benefit realized in the fourth quarter of 2007 and lower other income mainly reflecting reduced trust services revenues. Before the provision for income taxes, fourth quarter banking and trust earnings were 8% lower than a year earlier. Fourth quarter net income from insurance operations of $2.2 million represented a 17% decline compared to a year earlier reflecting a negative $2.2 million change in before tax earnings ($0.02 per diluted share, after tax) from the Alberta auto risk sharing pools. For the year, record banking and trust net income of $93.6 million was up 6% over fiscal 2007 while insurance operations contributed a record $8.4 million, an 8% increase.

"CWB's record annual results amidst unprecedented turmoil in global financial and credit markets is a very notable accomplishment, notwithstanding increased challenges in some areas," said Larry Pollock, President and CEO. "The significant impact of a compressed net interest margin dampened what otherwise would have been exceptional financial performance this year. The Bank is still well positioned to capitalize on opportunities in our markets and there are substantial future profits embedded in our portfolio. We are confident shareholders will recognize the benefits of our disciplined, long-term growth strategies as we continue to work through these times of significant uncertainty."

"Economic activity has moderated in our markets, but we are still seeing quality growth opportunities as evidenced by our very strong lending activity in the fourth quarter," continued Mr. Pollock. "We expect to grow earnings and revenues in fiscal 2009 driven by another year of solid loan growth, but there will be considerable challenges in this regard due to the current global economic outlook. Our overall credit quality remains sound and is supported by solid employment in our markets, low interest rates and easing pressures on labour, energy and materials costs. This, together with unprecedented cooperation between global central bankers and politicians on policies to ease liquidity, capital and credit strains, should help ensure the stage for broad-based recovery is available."

"We were very pleased in the fourth quarter to announce our intent to acquire Adroit Investment Management Ltd. (Adroit). The acquisition closed in December and should be slightly accretive to earnings in fiscal 2009. This represents a new business line for CWB that is an excellent strategic fit with existing banking and trust operations. It provides future earnings growth and revenue diversification and we are excited to welcome Adroit's entire team of professionals to our Group. We remain active in evaluating other potential acquisitions and stand ready to pursue them if they meet our overall strategic objectives," added Mr. Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2008	 July 31 2008	 October 31 2007	Change from October 31 2007	For the year ended October 31 2008	 October 31 2007	Change from October 31 2007
Results of Operations							
Net interest income (teb - see below)	**$ 58,622**	$ 57,290	$ 55,995	5 %	**$ 228,617**	$ 210,659	9 %
Less teb adjustment	**1,540**	1,442	1,496	3	**5,671**	5,410	5
Net interest income per financial statements	**57,082**	55,848	54,499	5	**222,946**	205,249	9
Other income	**15,437**	19,085	18,364	(16)	**70,240**	62,821	12
Total revenues (teb)	**74,059**	76,375	74,359	-	**298,857**	273,480	9
Total revenues	**72,519**	74,933	72,863	-	**293,186**	268,070	9
Net income	**24,485**	26,327	29,572	(17)	**102,019**	96,282	6
Earnings per common share							
Basic	**0.39**	0.42	0.47	(17)	**1.61**	1.54	5
Diluted	**0.38**	0.41	0.46	(17)	**1.58**	1.50	5
Return on shareholders' equity[1]	**14.4 %**	16.0 %	20.1 %	(570)bp[2]	**15.9 %**	17.4 %	(150)bp
Return on assets[3]	**0.96**	1.03	1.29	(33)	**1.03**	1.18	(15)
Efficiency ratio[4] (teb)	**47.7**	45.2	44.1	360	**45.2**	44.6	60
Efficiency ratio	**48.8**	46.1	45.0	380	**46.1**	45.5	60
Net interest margin (teb)[5]	**2.30**	2.25	2.43	(13)	**2.30**	2.58	(28)
Net interest margin	**2.24**	2.19	2.37	(13)	**2.25**	2.51	(26)
Provision for credit losses as a percentage of average loans	**0.15**	0.15	0.14	1	**0.15**	0.16	(1)
Per Common Share							
Cash dividends	**$ 0.11**	$ 0.11	$ 0.09	22 %	**$ 0.42**	$ 0.34	24 %
Book value	**10.70**	10.47	9.48	13	**10.70**	9.48	13
Closing market value	**18.44**	25.00	30.77	(40)	**18.44**	30.77	(40)
Common shares outstanding (thousands)	**63,457**	63,342	62,836	1	**63,457**	62,836	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 10,600,732**	$ 10,056,644	$ 9,525,040	11 %			
Loans	**8,624,069**	8,168,748	7,405,580	16			
Deposits	**9,245,719**	8,686,336	8,256,918	12			
Subordinated debentures	**375,000**	410,000	390,000	(4)			
Shareholders' equity	**679,148**	663,401	595,493	14			
Assets under administration	**4,347,723**	4,498,545	4,283,900	1			
Capital Adequacy[6]							
Tangible common equity to risk-weighted assets[7]	**7.7 %**	8.0 %	7.7 %	- bp			
Tier 1 ratio	**8.9**	9.2	9.1	(20)			
Total ratio	**13.5**	14.0	13.7	(20)			

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) Net interest margin is calculated as annualized net interest income divided by average total assets.
(6) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 16 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.
(7) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

RECEIVED
2008 DEC 30 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Canadian Western Bank (CWB or the Bank) is pleased to report good fourth quarter results and record annual earnings and revenues in what has proven to be an extremely challenging period for the entire global financial sector. Highlights for CWB include loan growth of 6% in the quarter and 16% over the past twelve months marking nineteen straight years of double-digit loan growth and eighty-two consecutive profitable quarters. Net income for the year surpassed an earnings milestone of over $100 million. We also signed a definitive agreement to acquire 72.5% ownership of Adroit Investment Management Ltd., an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients; this acquisition was completed in early December.

Consolidated net income of $24.5 million, or $0.38 per diluted share, was down 17% from last year's fourth quarter which included an income tax benefit that increased net earnings by $2.9 million ($0.04 per diluted share). On a before tax basis, net income was 10% lower than the same period last year. Fourth quarter total revenues (teb) were relatively unchanged from a year earlier as the positive earnings impact of very strong loan growth was offset by the combined impact of a lower net interest margin, unusually large trust transactions realized in the fourth quarter of 2007 and a $2.2 million negative change in before tax earnings ($0.02 per diluted share, after tax) attibuted to the Alberta auto insurance risk sharing pools (the Pools). Annual net income increased 6% over 2007 to a record $102.0 million while diluted earnings per share grew 5% to $1.58. Total revenues (teb) for the year were up 9% to a record $298.9 million. Compared to the previous quarter, both net income and diluted earnings per share declined 7% mainly reflecting lower other income, partially offset by the impact of very strong loan growth and a slightly improved net interest margin.

Fourth quarter return on equity (ROE) of 14.4% was down 570 basis points compared to the same quarter last year, while fiscal 2008 ROE was down 150 basis points to 15.9%. Lower profitablity ratios are primarily attributed to a constrained net interest margin, which continued to be impacted by the fallout in global financial and credit markets. CWB has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers.

Share Price Performance

CWB shares ended the year at $18.44, compared to $30.77 a year earlier. Including reinvested dividends, the total return for shareholders over the one year holding period ended October 31, 2008 was negative 39%. This compares to the total return for the S&P/TSX financials index of negative 29% over the same one year period.

Dividends

On December 3, 2008, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on January 2, 2009 to shareholders of record on December 18, 2008. This quarterly dividend is unchanged from the previous quarter and 10% higher than the quarterly dividend declared one year ago. The dividend payout ratio expected for fiscal 2009 is between 25% - 30% of total earnings.

Loan Growth

Very strong lending activity partially aided by reduced competition in some of our product lines and markets resulted in loan growth of 6% in the quarter and 16% over the past year. We capitalized on opportunities to expand our market presence and anticipate this positive trend will continue through 2009. Maintaining our strong credit discipline is also a top priority and our focus will remain centered on funding quality assets that offer a fair and profitable return. Lending activity in Alberta showed the strongest quarterly performance while British Columbia provided the largest growth contribution for the year. Even with a forecasted moderation of economic activity in our markets, we still expect double-digit loan growth in fiscal 2009 and have set our target at 10%.

Our alternative mortgage business, Optimum Mortgage (Optimum), showed very strong growth with total loans increasing 9% in the quarter and 25% on the year to reach $469 million. We remain optimistic about the potential for this business as it continues to post strong profitability while maintaining a good overall risk profile. Optimum expanded into Ontario in the fourth quarter and we plan to build on this initiative as we continue to evaluate opportunities in this marketplace.

Credit Quality

Overall credit quality remained sound and within expectations given elevated uncertainties and slower economic growth. Some clients continued to be impacted by systemic softness in the forestry industry. Overall activity in the natural gas services industry is relatively consistent with last year and is subject to fluctuations correlated with resource prices and drilling activity. Moderated residential sales activity in

Western Canada has impacted the real estate lending sector to some extent, but impaired loans in this area mainly represent isolated circumstances related to a few interim construction accounts. The quarterly provision for credit losses of $3.2 million increased in line with the fiscal 2008 performance target of 15 basis points of average loans. Supported by our strong credit discipline and secured lending practices, loan losses are expected to remain within the Bank's historic range despite a considerable increase in gross impaired loans in the quarter. CWB's general allowance for credit losses represented 0.77% of risk weighted loans (0.70% of risk weighted assets) at quarter end reflecting both consistent provisions and the quality of the loan portfolio. We believe the Bank is well positioned to manage through the credit cycle and overall credit quality is expected to remain sound. The provision for credit losses as a percentage of average loans for fiscal 2009 is targeted in a range of 15-18 basis points, comparable to our average net new specific provisions for credit losses over the last ten years of 13 basis points

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company were relatively consistent with the previous quarter and increased 10% in the past twelve months. The demand and notice component within branch-raised deposits was down 3% in the quarter, but up 8% over the past year. We noted a shift in client preference towards fixed rate term deposits due to a modestly steeper yield curve. Enhancing our internal funding mix remains a key strategic priority and we continue to make progress on increasing awareness of the Bank's financial products and services. We introduced an Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com) in the fourth quarter that offers a high-interest savings account and term deposits directly to customers who are not served by our branch network. *Canadian Direct Financial™* was launched as a pilot initiative and we believe it has potential to provide a valued and diversified source of funding in the future.

Net Interest Margin

The compressed net interest margin has had a significant negative impact on growth in total revenues and overall profitability and continued to be pressured by increased deposit costs related to ongoing market disruptions, consecutive reductions in the prime lending rate and higher liquidity levels. Fourth quarter net interest margin (teb) was 2.30%, down 13 basis points compared to a year earlier and up five basis points from the previous quarter. Compared to fiscal 2007, net interest margin (teb) was down 28 basis points to 2.30%. We continually update our loan pricing matrix to ensure the portfolio is providing a fair and profitable return in the context of today's markets which should help alleviate margin pressures over time. Pressures on net interest margin are expected to continue until overall deposit costs ease and market spreads return to more normal levels. Further reductions in the prime lending rate in the quarter will have an additional moderate negative influence on net interest margin in 2009 as the Bank's loan portfolio reprices more quickly than its deposit liabilities; the opposite effect occurs on net interest margin when interest rates rise. In addition, the incremental margin earned on lower cost notice and demand deposits is reduced as the prime rate decreases to historically low levels.

Trust Services

Trust services represent an important part of our overall business and continue to provide opportunities for earnings growth, diversification and brand awareness. Canadian Western Trust Company posted strong financial performance in the year and implemented several initiatives to further enhance customer experiences, including ongoing improvements to its web services platform. Valiant Trust Company opened an office in Toronto and was successful in growing its list of clients despite a reduction in total revenues attributed to a marked slow down in capital markets activity.

Insurance

Canadian Direct Insurance Incorporated (CDI) reported good fourth quarter performance with net income of $2.2 million despite a $1.1 million before tax loss from the Pools attributed to a decision rendered by the Alberta Court of Queen's Bench that struck down the cap on pain and suffering awards for minor injuries due to auto accidents. CDI continued to make excellent progress with its Internet-based technology platform as online sales accounted for more than half of all new auto policies sold in the quarter. Good progress was also made on strategies to enhance market share in BC with the expansion of our broker distribution network in that market.

Outlook

CWB finished the year surpassing an earnings milestone of $100 million in what was arguably one of the most challenging periods in history for the financial sector, both in Canada and globally. Earnings and revenue growth was achieved in 2008 despite the material impact on revenue and profitability measures resulting from a significantly compressed net interest margin. Looking forward, we expect a period of prolonged uncertainty brought about by significantly challenged economies and troubled markets. On the positive side, we have seen unprecedented cooperation and actions taken by governments and central bankers worldwide to help alleviate some economic stress and uncertainty. Although the recent reduction in energy and other commodity prices will slow growth in parts of our chosen markets, it will also provide much-needed cost relief for consumers and businesses in Canada and globally.

Our performance target ranges for 2009 reflect expectations for continued solid performance relative to ongoing turmoil in financial and credit markets and a very uncertain global economic outlook. We expect economic activity in Western Canada will moderate compared to recent prior periods, but will remain sound relative to the rest of Canada. The Bank's conservative risk profile and proven business strategies will keep us well positioned to manage future credit and market-related events. We also stand ready to capitalize on new strategic opportunities that may become available, including additional accretive acquisitions. Achieving further income diversification remains a priority and we will maintain our focus on people, infrastructure, process and business enhancement as we continue to build sustainable, long-term value for our stakeholders.

We look forward to reporting our fiscal 2009 first quarter results on March 5, 2009.

Q4 Results Conference Call

CWB's fourth quarter and fiscal 2008 results conference call is scheduled for Thursday, December 4, 2008 at **9:30 a.m. ET (7:30 a.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3418 cr toll-free 1-800-732-9307. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until December 18, 2008 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21260805, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 36 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of more than $10 billion and assets under administration of over $4 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a subsidiary that provides personal auto and home insurance to customers in BC and Alberta. Newly acquired, Edmonton-based, Adroit Investment Management Ltd. provides wealth management services to individuals, corporations and institutional clients. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended October 31, 2008, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007, available on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2007 remain substantially unchanged. The 2008 annual report and audited consolidated financial statements for the year ended October 31, 2008 will be available on both SEDAR and the Bank's website in mid-December 2008. The 2008 Annual Report will be distributed to shareholders in January 2009.

Overview

CWB posted good results in a challenging operating environment for the financial services industry. Quarterly net income from banking and trust operations of $22.3 million was down 17% ($4.6 million) compared to one year ago as the positive earnings contribution from very strong 16% loan growth was more than offset by the combined impact of a lower net interest margin and a tax benefit that increased last year's fourth quarter net income by $2.9 million ($0.04 per diluted share). Before taxes, banking and trust earnings decreased 8% reflecting both a lower net interest margin and unusually large trust transactions in the fourth quarter last year. Canadian Direct Insurance Incorporated (Canadian Direct or CDI) reported net income of $2.2 million, a 17% decline compared to a year earlier reflecting a $2.2 million negative change in before tax earnings ($0.02 per diluted share, after tax) from the Alberta auto risk sharing pools (the Pools). Consolidated fourth quarter net income decreased 17% from a year earlier to $24.5 million, representing $0.38 ($0.39 basic) per diluted share. On a before tax basis, consolidated earnings were down 10%.

Annual consolidated net income surpassed the $100 million milestone to reach a record $102.0 million, a 6% ($5.7 million) increase over last year. Diluted earnings per share for the year was $1.58 ($1.61 basic), up 5% from $1.50 ($1.54 basic) a year earlier. Compared to the previous quarter, consolidated net income declined 7% ($1.8 million) reflecting a $2.7 million decrease in credit related fee income, lower net insurance revenues and slightly higher non-interest expenses, partially offset by the positive impact of very strong loan growth and a five basis point improvement in net interest margin, measured on a taxable equivalent basis (teb – see definition following Financial Highlights table).

Fourth quarter return on equity of 14.4% decreased from 20.1% a year earlier. Return on equity for the year was 15.9%, down from 17.4% in 2007. Fourth quarter return on assets was 0.96%, down from 1.29% last year. Fiscal 2008 return on assets of 1.03% represented a 15 basis point decline compared to the previous year. Both profitability ratios were negatively impacted by constrained growth in total revenues due to a significantly lower net interest margin, partially offset by strong annual growth in both loans and other income.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, of $74.0 million were relatively unchanged compared to the same quarter last year. Quarterly results reflect the impact of strong loan growth offset by a significantly lower net interest margin and a 16% ($2.9 million) decrease in other income. Total revenues (teb) for the year increased 9% ($25.4 million) over 2007 reflecting the positive impact of strong loan growth and a 12% ($7.4 million) increase in other income, partially offset by a significantly lower net interest margin. Compared to last quarter, total revenues (teb) were down 3% ($2.3 million) as higher net interest income attributed to continued loan growth and a slightly improved net interest margin were more than offset by a 19% ($3.6 million) decrease in other income.

Net Interest Income (teb)

Quarterly net interest income (teb) of $58.6 million increased 5% ($2.6 million) over the same period last year driven by strong loan growth, significantly offset by a 13 basis point decline in net interest margin (teb) to 2.30%. Compared to last year, fourth quarter net interest margin was mainly affected by increased deposit costs related to ongoing disruptions in financial markets and consecutive reductions in the prime lending rate, partially offset by lower average liquidity levels. Reductions in the prime interest rate negatively impact net interest margin because deposits do not reprice as quickly as prime-based loans.

Net interest income (teb) for the year of $228.6 million increased 9% ($18.0 million) over 2007 driven by strong loan growth and one additional day this year due to the leap year, significantly offset by a 28 basis point decline in net interest margin (teb) to 2.30%. The significant decrease in annual net interest margin was mainly affected by the quarterly factors noted above, as well as the Bank's higher average liquidity levels held in response to elevated uncertainties in financial and credit markets. Net interest income (teb) increased 2% ($1.3 million) compared to the previous quarter reflecting the impact of 6% loan growth and a five basis point improvement in net interest margin. The improved net interest margin compared to the prior quarter was mainly attributed to lower average liquidity balances, partially offset by changes in the deposit mix, recent reductions in the prime lending interest rate and decreased loan prepayment fees.

Note 14 to the unaudited interim consolidated financial statements provides a summary of the Bank's exposure to interest rate risk as at October 31, 2008. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position at October 31, 2008, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 4.8% over the following twelve months. This compares to July 31, 2008, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 0.7% over the following twelve months. The opposite effect occurs when all interest rates decrease. While interest sensitivity was higher than prior periods, it remained within acceptable target levels. Management will look to actively reduce this sensitivity as market spreads return to more normal historic levels and as the Bank's excess liquidity held in response to elevated market uncertainties is decreased. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Quarterly other income of $15.4 million was down 16% ($2.9 million) from a year earlier mainly due to a 41% ($2.3 million) decrease in trust services fee income reflecting unusually large trust transactions in the fourth quarter of 2007. Net insurance revenues in the quarter decreased 22% ($1.1 million) from last year resulting from a $2.2 million negative change in before tax earnings attributed to Canadian Direct's share of the Pools. Absent the Pools' impact on fourth quarter results for both years, net insurance revenues increased 30% ($1.1 million). Credit related fee income increased 6% ($0.3 million) while retail services fee income was up 7% ($0.1 million). Gains on securities sales were $0.9 million, compared to nil last year, resulting from transactions mainly related to favourable pricing observed on certain high quality, short-term debt investments.

Other income for the year was a record $70.2 million, up 12% ($7.4 million) over fiscal 2007 with the increase reflecting improvements across almost all areas. Credit related fee income increased 20% ($4.6 million) while combined gains on securities sales, foreign exchange and other were up $3.5 million in the aggregate. Trust services fee income was down 11% ($1.6 million) and reflects the unusually large trust transactions that occurred late in fiscal 2007. Fiscal 2008 net insurance revenues increased 4% ($0.6 million) while retail services fee income was up 5% ($0.4 million). Compared to the previous quarter, other income declined 19% ($3.6 million) mainly reflecting 34% ($2.7 million) lower credit related fee income and an 18% ($0.8 million) decrease in net insurance revenues due to the Pools' impact.

Credit Quality

Overall credit quality remained sound and within expectations in view of elevated uncertainties and slower economic growth. While the Bank's primary markets are by no means immune from the increased likelihood of a global recession, Western Canada's overall economic conditions are expected to remain sound relative to the rest of Canada. Measured as a percentage of average loans, the provision for credit losses of 15 basis points remained unchanged from the previous quarter and was up from 14 basis points one year ago. The quarterly dollar provision of $3.2 million was modestly higher than last quarter and up from $2.6 million a year earlier with the increase reflecting ongoing portfolio growth. Reflecting the Bank's long history of disciplined credit underwriting and secured lending practices, coupled with expectations for slower economic growth and increased uncertainties, provisions for credit losses in fiscal 2009 are expected to fall in a range of 15 - 18 basis points of average loans.

Gross impaired loans at October 31, 2008 were $91.6 million, compared with $47.5 million last quarter and $21.1 million a year earlier. Measured against total loans, gross impaired loans remain within the Bank's historic range. While impaired loans in the real estate sector are partially due to moderated residential sales activity in Western Canada, the dollar increase mainly reflects a few isolated interim construction accounts that are not considered the result of systemic industry issues. Gross impaired loans represented 106 basis points of total loans at quarter end, compared to 58 basis points last quarter and 28 basis points one year ago. At the end of fiscal 2008, the ten year average for gross impaired loans measured against total loans was 83 basis points, with a high of 169 basis points in 1999 and a low of 18 basis points in

2006. The average net new specific provisions for credit losses over the same ten year period noted above was 13 basis points of average loans (including fiscal 2006 where recoveries exceeded losses). The dollar level of gross impaired loans is expected to fluctuate as loans become impaired and are subsequently resolved and does not accurately reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. Existing loans classified as impaired are well structured and current estimates of expected write-offs are reflected in the specific provisions for credit losses. The presence of other lenders with charges subordinated to CWB on certain lending facilities classified as impaired could potentially extend the timeframe required to recover outstanding balances. Overall credit quality is expected to remain sound and actual losses should be within CWB's historic range of acceptable levels.

The total allowance for credit losses (general and specific) represented 82% of gross impaired loans at year end, compared to 147% last quarter and 299% one year ago. The general allowance as a percentage of risk-weighted loans was 77 basis points, compared to 81 basis points in the previous quarter and 78 basis points a year earlier. The fourth quarter dollar increase in the allowance reflects both the quarterly provision for credit losses and a $3.0 million recovery on a loan previously written off, partially offset by a $4.2 million increase in specific provisions for credit losses.

Non-interest Expenses

Non-interest expenses of $35.4 million increased 8% ($2.6 million) over the same quarter last year and 2% ($0.8 million) over the prior quarter. Non-interest expenses for the year were up 11% ($13.2 million) compared to 2007. While management maintains its commitment to strong fiscal responsibility, effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement has necessitated increased spending in some areas. These expenditures are mainly correlated with enhancements to the Bank's growth platform including additional staff complement, expanded premises and technology upgrades to increase operating efficiencies over time. Spending in these areas is an integral part of management's commitment to maximize shareholder value over the long-term and is expected to provide significant benefits in future periods. Higher non-interest expenses compared to last year mainly reflect salary and benefit costs related to increased staff complement and annual salary increments, as well as premises and equipment expenses to facilitate business growth. Increased non-interest expenses compared to the prior quarter were largely attributed to premises, equipment and other expenses.

The fourth quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 47.7%, compared to 44.1% last year and 45.2% in the previous quarter. The negative impact on total revenues due to the compressed net interest margin combined with lower trust services fee income and net insurance revenues were the main factors contributing to the deterioration in this measure compared to the fourth quarter last year. The fiscal 2008 efficiency ratio (teb) of 45.2% deteriorated 60 basis points compared to 2007. Annual results were 20 basis points short of the Bank's fiscal 2008 target of 45.0% mainly reflecting the impact of a significantly lower net interest margin. Compared to the prior quarter, the efficiency ratio was negatively impacted by lower other income and slightly higher non-interest expenses, partially offset by increased revenues attributed to very strong loan growth and a slightly improved net interest margin.

Income Taxes

The fourth quarter income tax rate (teb) was 31.1%, compared to 24.3% one year ago, while the tax rate before the teb adjustment was 27.9%, or 670 basis points higher. The quarterly provision in 2007 included a reduction to income taxes of $3.5 million ($2.9 million benefit to net income) related to prior period transactions.

The income tax rate (teb) for the year was 32.7%, up from 31.9% in 2007. The tax rate before the teb adjustment was 30.1% compared to 29.2% in the prior year. The higher tax rate compared to 2007 reflects the above noted $3.5 million reduction to income taxes and $1.0 million of additional tax expense taken in the first quarter of 2008 due to the write-down of future tax assets to reflect lower future federal corporate income tax rates. Effective July 1, 2008, the corporate provincial income tax rates in British Columbia (BC), Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13% respectively. On April 1, 2008, CWB's capital tax rate in BC decreased to 0.67%, down from 1.0%, and will be eliminated completely by April 1, 2010. In fiscal 2008, CWB paid capital taxes to BC totaling $1.5 million, compared to $1.7 million in 2007.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI) all net of income taxes, and totaled $20.6 million for the fourth quarter, compared to $33.2 million in the same period last year. As previously noted, net income was down 17% ($5.1 million) compared to one year ago. CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities, and derivative instruments designated as cash flow hedges. Fourth quarter OCI included a loss of $3.9 million, compared to a gain of $3.7 million a year earlier. Changes in OCI primarily reflect market value fluctuations related to changes in market credit spreads, interest rates and shifts in the interest rate curve, partially offset by higher realized gains on sale of securities reclassified to other income and higher amounts reclassified to net interest income related to derivatives designated as cash flow hedges.

Balance Sheet

Total assets increased 5% ($544 million) in the quarter and 11% ($1,076 million) in the past year to reach $10,601 million at October 31, 2008.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,798 million at October 31, 2008, compared to $1,725 million last quarter and $1,961 million one year ago. The unrealized loss recorded on the balance sheet at October 31, 2008 was $17.8 million, compared to $5.1 million last quarter and $9.3 million one year ago. The significant increase in unrealized losses is primarily attributed to a market value reduction in the Bank's preferred share portfolio. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve. Realized gains on sale of securities in the fourth quarter were $0.9 million, compared to $0.8 million in the previous quarter and a negligible amount in the same quarter last year. For the year, realized gains on sale of securities were $4.7 million, compared to $0.4 million in 2007 with the difference mainly resulting from transactions related to favourable pricing observed on certain high quality, short-term debt investments. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

Treasury Management

High liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Although this strategy has a negative impact on net interest margin, it reflects the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Average liquidity balances in the fourth quarter were lower than both the prior period and the same quarter last year with the decrease reflecting strong loan demand and a revised methodology for measuring and monitoring liquidity. Enhanced liquidity and deposit monitoring capabilities has enabled management to better assess risks under various scenarios and to decrease the level of liquid asset coverage on a general basis. The Bank continues to carry elevated liquidity levels compared to what would be held under more normal market conditions and management will continue to monitor this with particular attention until disruptions in financial markets subside.

Loans

Total loans grew 6% ($455 million) in the quarter and 16% ($1,218 million) in the past twelve months to reach $8,624 million at year end. Alberta provided the greatest growth contribution in the quarter while activity in BC showed the best annual performance. Overall lending activity in Saskatchewan and Manitoba was also favourable with each of these provinces posting strong double-digit loan growth in 2008. Measured by lending sector, the best quarterly performance was in general commercial lending, while the real estate and personal lending sectors also showed strong results. Performance in equipment financing and energy lending continued to be impacted by challenges related to softness in the forestry and natural gas industries and total loan balances showed year-over-year declines in each of these sectors. The outlook for services related to natural gas is consistent with last year and is subject to fluctuations correlated with resource prices and drilling activity. The overall outlook for equipment financing is relatively positive for fiscal 2009 as reduced competition is expected to provide opportunities to increase market share in both this and other lending sectors. Western Canada's economic outlook remains positive relative to the rest of Canada and solid loan demand is expected to continue.

The Bank's alternative mortgage business, Optimum Mortgage (Optimum), showed very strong growth with total loans increasing 9% in the quarter and 25% over the past twelve months to reach $469 million. Total deal activity surpassed all prior quarters and the overall outlook is positive despite moderated residential sales activity which has lengthened the required timeframe to resolve some delinquent loans. This business continues to provide ample opportunities to produce strong returns while maintaining an acceptable risk profile. Optimum's loan book is entirely comprised of conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of these mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Optimum began underwriting residential mortgages in certain targeted regions of Ontario in the fourth quarter, and while in its infancy, this initiative shows good potential for further growth and diversification of this portfolio.

Deposits

Total branch deposits were consistent with the previous quarter and up 10% in the past year. The demand and notice component within branch deposits was down 3% compared to last quarter, but up 8% over the past twelve months. Some customers have chosen to take advantage of modest shifts in the yield curve to enhance their returns, which has a moderate negative influence on the Bank's overall funding costs. Reflecting the Bank's commercial focus, a considerable portion of the year-over-year growth in total branch deposits includes larger relationship-based commercial and wholesale balances that can be subject to greater fluctuation. Disruptions in financial markets and related competitive influences have led to significantly increased costs for both branch-generated deposits and those raised through the deposit broker network. While improved conditions in financial and credit markets should help stabilize and lower deposit costs over time, it is difficult to predict when this will occur in view of ongoing market turmoil.

Total deposits at year end were $9,246 million, up 6% ($559 million) from the previous quarter and 12% ($989 million) over the past year. Total branch deposits measured as a percentage of total deposits were 63% at year end, down from 68% in the previous quarter and 64% one year ago. Compared to prior periods, the reduction in branch-raised deposits as a percentage of total deposits reflects an increase in insured, fixed rate term deposits raised through the deposit broker network. Demand and notice deposits represented 26% of total deposits at year end, down from 29% in the previous quarter and 27% at the same time last year with the decrease again reflecting insured deposits raised through the deposit broker network.

Other Assets and Other Liabilities

Other assets at October 31, 2008 totaled $179 million, compared to $163 million last quarter and $158 million one year ago. Other liabilities at quarter end were $301 million, compared to $297 million the previous quarter and $283 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $4,348 million at October 31, 2008, compared to $4,499 million last quarter and $4,284 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 13 and 19 to the audited consolidated financial statements on pages 71 and 74 respectively in the Bank's 2007 Annual Report.

Capital Management

Effective November 1, 2007, the Office of the Superintendent of Financial Institutions (OSFI) required Canadian financial institutions to manage and report regulatory capital in accordance with a new capital management framework, commonly called Basel II. Basel II introduced several significant changes to the risk-weighting of assets and the calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for CWB under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises, as well as a new capital requirement related to operational risk.

Basel II had a modest positive impact on the overall required level of regulatory capital for CWB. New procedures and system enhancements were developed to conform to the new framework including the ongoing formalization of internal capital adequacy assessment processes.

Under Basel II at October 31, 2008, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.5%, down from 14.0% last quarter. The total capital adequacy ratio at October 31, 2007 under the previous OSFI framework was 13.7%. The Tier 1 ratio at year end under Basel II was 8.9%, compared to 9.2% last quarter. The Tier 1 ratio at the same time last year under the previous framework was 9.1%. The lower Tier 1 ratio compared to the previous quarter reflects very strong asset growth and a $5.0 million capital deduction attributed to unrealized after-tax losses in the Bank's preferred share securities portfolio, offset by the retention of earnings and the positive impact of a $5.0 million dividend declared and paid in quarter by CDI to the Bank. Compared to the same quarter last year, CWB's total regulatory capital increased with the retention of earnings, the placement of $50 million of subordinated debentures in June 2008 and a higher general allowance for credit losses, partially offset by the redemption of $30 million and $35 million of subordinated debentures in July and October 2008, respectively. Management's objective is to maintain an efficient capital structure that will support continued high quality asset growth, while providing flexibility in considering accretive growth opportunities and future dividend increases.

Further information relating to the Bank's capital position is provided in Note 16 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007.

Book value per common share at October 31, 2008 was $10.70 compared to $10.47 last quarter and $9.48 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on October 2, 2008. On December 3, 2008, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on January 2, 2009 to shareholders of record on December 18, 2008. This quarterly dividend represents a 10% increase over the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2007 audited consolidated financial statements. Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. As a result of adopting these standards, new or enhanced disclosure has been provided. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Share Information

As at November 30, 2008, there were 63,467,908 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 5,184,882 common shares for maximum proceeds of $108 million.

Summary of Quarterly Financial Information

($ thousands)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1
Total revenues (teb)	$ **74,059**	$ 76,375	$ 73,754	$ 74,669	$ 74,359	$ 70,665	$ 66,804	$ 61,652
Total revenues	**72,519**	74,933	72,402	73,332	72,863	69,242	65,477	60,488
Net income	**24,485**	26,327	25,302	25,905	29,572	24,033	22,219	20,458
Earnings per common share								
Basic	**0.39**	0.42	0.40	0.41	0.47	0.39	0.36	0.33
Diluted	**0.38**	0.41	0.39	0.40	0.46	0.37	0.35	0.32
Total assets ($ millions)	**10,601**	10,057	10,038	9,865	9,525	8,881	8,022	7,565

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarter of 2007 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share).

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2007 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2007 Annual Report and audited consolidated financial statements for the year ended October 31, 2007 are available on both SEDAR and the Bank's website. The 2008 annual report and audited consolidated financial statements for the year ended October 31, 2008 will be available on both SEDAR and the Bank's website in mid-December 2008. The 2008 annual report will be distributed to shareholders in January 2009.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 15 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant).

Net income of $22.3 million was down 17% ($4.6 million) compared to last year's fourth quarter which included an income tax benefit that increased net income by $2.9 million. On a before tax basis, net income was 8% lower than a year earlier as the positive earnings impact of strong 16% loan growth and $0.9 million higher gains on the sale of securities were more than offset by the combined impact of a 14 basis point decline in net interest margin (teb) to 2.28% and income earned from unusually large trust transactions in the fourth quarter of 2007. Fourth quarter trust services fee income was down 41% ($2.3 million). Credit related fee income was up 6% ($0.3 million) while retail services fee income was $0.1 million higher than the same quarter last year. The significant reduction in net interest margin (teb) compared to a year earlier resulted from a combination of increased deposit costs related to financial market disruptions and decreases in the prime lending rate, partially offset by lower average liquidity levels. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 48.0%, compared to 44.7% one year ago. The deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income attributed to a compressed net interest margin (teb), lower other income and an 8% increase in non-interest expenses mainly resulting from continued business growth and investment in future development initiatives, partially offset by the positive impact of continued loan growth.

Record annual net income of $93.6 million increased 6% ($5.1 million) over 2007 reflecting strong loan growth and a 14% ($6.8 million) increase in other income, largely offset by a significant 28 basis point decline in net interest margin (teb) to 2.29% and an 11% ($12.3 million) increase in non-interest expenses. Other income benefited from improved performance across almost all areas including a 20% ($4.6 million) increase in credit related fee income and gains on securities sales, foreign exchange and other, which were up $3.5 million in the aggregate. Growth in non-interest expenses exceeded growth in total revenues leading to a 60 basis point deterioration in the efficiency ratio (teb) to 45.4%.

Quarterly earnings were down 6% ($1.5 million) from the previous period as the positive impact of very strong loan growth and a five basis point improvement in net interest margin (teb) was more than offset by $2.7 million lower credit related fee income and a $0.8 million increase in non-interest expenses. The majority of the quarterly increase in non-interest expenses was attributed to premises, equipment and other expenses.

	For the three months ended			Change from	For the year ended		Change from
($ thousands)	**October 31 2008**	July 31 2008	October 31 2007	October 31 2007	**October 31 2008**	October 31 2007	October 31 2007
Net interest income (teb)	$ **56,993**	$ 55,877	$ 54,663	4 %	$ **222,837**	$ 205,867	8 %
Other income	**11,580**	14,415	13,452	(14)	**54,338**	47,506	14
Total revenues (teb)	**68,573**	70,292	68,115	1	**277,175**	253,373	9
Provision for credit losses	**3,187**	3,038	2,550	25	**12,000**	10,200	18
Non-interest expenses	**32,913**	32,124	30,461	8	**125,748**	113,456	11
Provision for income taxes (teb)	**10,163**	11,306	8,155	25	**45,780**	41,208	11
Net income	$ **22,310**	$ 23,824	$ 26,949	(17)%	$ **93,647**	$ 88,509	6 %
Efficiency ratio (teb)	**48.0 %**	45.7 %	44.7%	330 bp	**45.4 %**	44.8 %	60 bp
Efficiency ratio	**49.0**	46.6	45.6	340	**46.2**	45.7	50
Net interest margin (teb)	**2.28**	2.23	2.42	(14)	**2.29**	2.57	(28)
Net interest margin	**2.23**	2.18	2.36	(13)	**2.23**	2.51	(28)
Average loans (millions)[1]	$ **8,317**	$ 7,981	$ 7,198	16 %	$ **7,910**	$ 6,570	20 %
Average assets (millions)	**9,902**	9,927	8,953	11	**9,747**	8,014	22

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.

[1] Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's wholly owned subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct's fourth quarter net income of $2.2 million represented a 17% ($0.4 million) decline compared to a year earlier reflecting a $2.2 million negative change in before tax earnings from Canadian Direct's share of the Alberta auto risk sharing pools (the Pools). The Pools' results for this quarter reflect an unfavourable adjustment to unpaid claims reserves based on revised loss assumptions derived by the Pools' consulting actuary. This adjustment was specifically attributed to the impact of a decision rendered on February 8, 2008 by the Court of Queen's Bench of Alberta that resulted in the lifting of the cap on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. In the fourth quarter of 2007, Canadian Direct benefited from a favourable adjustment in unpaid claims reserves from the Pools. Absent the Pools' impact on fourth quarter results for both years, net income was up 58% ($1.1 million). Improved profitability in the auto lines of business due to strong underwriting results fueled this increase. The fourth quarter claims ratio increased 500 basis points due to the Pools' impact. Canadian Direct has implemented the Alberta Insurance Rate Board's permitted 5% rate increase for the basic auto coverage, effective November 1, 2008.

Record net income for the year of $8.4 million represented an 8% ($0.6 million) increase over 2007 mainly due to continued business growth and $1.0 million increase in net interest income (teb), largely offset by a $2.8 million negative change in before tax earnings attributed to Canadian Direct's share of the Pools. Compared to the third quarter, earnings were down $0.3 million reflecting a $1.0 million higher before tax loss from the Pools, largely offset by increased net earned premium and investment income from core operations.

	For the three months ended			Change from	For the year ended		Change from
($ thousands)	**October 31 2008**	July 31 2008	October 31 2007	October 31 2007	**October 31 2008**	October 31 2007	October 31 2007
Net interest income (teb)	**$ 1,629**	$ 1,413	$ 1,332	22 %	**$ 5,780**	$ 4,792	21 %
Other income (net)							
Net earned premiums	**24,877**	25,030	24,172	3	**97,943**	94,914	3
Commissions and processing fees	**742**	734	743	-	**2,876**	2,751	5
Net claims and adjustment expenses	**(16,564)**	(15,612)	(14,896)	11	**(64,380)**	(62,391)	3
Policy acquisition costs	**(5,212)**	(5,466)	(5,100)	2	**(20,573)**	(20,011)	3
Insurance revenue (net)	**3,843**	4,686	4,919	(22)	**15,866**	15,263	4
Gains (losses) on sale of securities	**14**	(16)	(7)	nm	**36**	52	(31)
Total revenues (net) (teb)	**5,486**	6,083	6,244	(12)	**21,682**	20,107	8
Non-interest expenses	**2,446**	2,406	2,301	6	**9,418**	8,478	11
Provision for income taxes (teb)	**865**	1,174	1,320	(34)	**3,892**	3,856	1
Net income	**$ 2,175**	$ 2,503	$ 2,623	(17) %	**$ 8,372**	$ 7,773	8 %
Policies outstanding (#)	**168,071**	167,150	164,263	2	**168,071**	164,263	2
Gross written premiums	**$ 28,776**	$ 30,020	$ 27,086	6	**$ 107,054**	$ 104,829	2
Claims loss ratio[1]	**67 %**	62 %	62 %	500 bp	**66 %**	66 %	- bp
Expense ratio[2]	**27**	29	27	-	**27**	27	-
Combined ratio[3]	**94**	91	89	500	**93**	93	-
Alberta auto risk sharing pools impact on net income before tax	**$ (1,060)**	$ (30)	$ 1,155	nm %	**$ (973)**	$ 1,876	nm %
Average total assets (millions)	**191**	185	174	10	**184**	164	12

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2008 Targets and Performance & 2009 Target Ranges

The performance targets established for the 2008 fiscal year together with CWB's actual performance, and target ranges for fiscal 2009 are presented in the table below.

	2008 Target	**2008 Performance**	2009 Target Ranges
Net income growth	15%	**6%**	2% to 5%
Total revenue (teb) growth	17%	**9%**	5% to 8%
Loan growth	15%	**16%**	10%
Provision for credit losses as a percentage of average loans	0.15%	**0.15%**	0.15% - 0.18%
Efficiency ratio (teb)	45%	**45.2%**	46% - 49%
Return on equity	17%	**15.9%**	14% -16%
Return on assets	1.10%	**1.03%**	0.90% - 1.05%

While CWB surpassed its 2008 target for loan growth and met expectations for the provision for credit losses, the significant impact on overall profitability and total revenue (teb) growth from ongoing margin compression resulted in a shortfall for all other 2008 targets. Although net interest margin is expected to return to more normal historic levels as disruptions in financial markets subside, a specific recovery timeframe cannot yet be reasonably estimated in view of continued market turmoil and associated spin-off effects.

Performance target ranges for fiscal 2009 reflect expectations for continued solid loan growth and good overall performance relative to adverse market conditions and a very uncertain global economic outlook. Pressures on net interest margin are expected to continue through 2009 and management will monitor this as well as other potential impacts of ongoing market and economic developments very closely. While strong fiscal responsibility will be maintained, effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement will require increased spending in areas mainly correlated with enhancements to the Bank's growth platform, including plans for further expansion of the branch network. While these expenditures will have short-term consequences related to the 2009 efficiency ratio (teb), they are an integral part of management's commitment to maximize shareholder value over the long-term as they are expected to underpin significant benefits in future periods.

Payback from the Bank's strategies for sustained, responsible growth remain evident as good fourth quarter results and record annual earnings and revenues substantiate CWB's growing market position and strong risk profile. Economic fundamentals in Western Canada are expected to remain sound relative to the rest of Canada, notwithstanding increased challenges in some sectors. The Bank will maintain its focus on high quality, secured loans that offer a fair and profitable return on investment and there are still many good lending opportunities that fit these parameters. Credit quality is sound despite an increase in gross impaired loans and future write-offs are expected to remain within the Bank's historic acceptable range. CWB also remains well positioned to manage future unexpected events. Further development of trust, insurance, wealth management and other complementary businesses remains an important strategy and supports objectives to increase the proportion of non-interest income to total revenues over time. If the right strategic opportunity arises, the Bank will also look to support its growth and diversification objectives via acquisition.

This management's discussion and analysis is dated December 3, 2008.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholder's equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 16 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework;
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI. As of November 1, 2007 (as described in Note 16 to the interim consolidated financial statements), OSFI changed their methodology and capital is now managed and reported in accordance with the requirements of Basel II. Prior year ratios have not been restated.
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2009 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting performance target ranges for fiscal 2009, management's expectations assume prolonged economic uncertainty that includes significantly challenged global economies and troubled markets; moderated economic activity in Western Canada; a declining interest rate environment supported by stable inflation partially attributed to lower energy and commodity prices; sound credit quality with actual losses remaining within the Bank's historic range of acceptable levels; and, a compressed net interest margin consistent with elevated deposit costs, reduced prime lending rates, comparatively lower investment returns reflecting high quality assets held in the securities portfolio and the Bank's higher liquidity levels maintained in response to disruptions in financial markets, partially offset by expectations for higher credit spreads and a corresponding increase in loan yields on both new lending facilities and renewal accounts.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2008	 July 31 2008	 October 31 2007	Change from October 31 2007	For the year ended October 31 2008	 October 31 2007	Change from October 31 2007
Interest Income							
Loans	$ 123,192	$ 120,455	$ 123,845	(1) %	$ 491,991	$ 439,668	12 %
Securities	10,818	13,058	13,696	(21)	52,929	45,590	16
Deposits with regulated financial institutions	3,857	4,490	4,005	(4)	17,847	13,677	30
	137,867	138,003	141,546	(3)	562,767	498,935	13
Interest Expense							
Deposits	75,016	76,506	81,556	(8)	317,554	275,840	15
Subordinated debentures	5,769	5,649	5,491	5	22,267	17,846	25
	80,785	82,155	87,047	(7)	339,821	293,686	16
Net Interest Income	57,082	55,848	54,499	5	222,946	205,249	9
Provision for Credit Losses	3,187	3,038	2,550	25	12,000	10,200	18
Net Interest Income after Provision for Credit Losses	53,895	52,810	51,949	4	210,946	195,049	8
Other Income							
Credit related	5,226	7,876	4,949	6	26,998	22,426	20
Insurance, net (Note 3)	3,843	4,686	4,919	(22)	15,866	15,263	4
Trust services	3,398	3,385	5,733	(41)	13,299	14,943	(11)
Retail services	1,963	1,906	1,837	7	7,689	7,290	5
Gains on sale of securities	948	765	7	nm	4,725	438	979
Foreign exchange gains (losses)	(61)	467	825	nm	1,225	2,159	(43)
Other	120	-	94	28	438	302	45
	15,437	19,085	18,364	(16)	70,240	62,821	12
Net Interest and Other Income	69,332	71,895	70,313	(1)	281,186	257,870	9
Non-interest Expenses							
Salaries and employee benefits	22,861	22,508	19,995	14	87,660	76,506	15
Premises and equipment	6,022	5,454	5,387	12	22,360	20,239	10
Other expenses	6,020	6,021	6,767	(11)	23,145	22,780	2
Provincial capital taxes	456	547	613	(26)	2,001	2,409	(17)
	35,359	34,530	32,762	8	135,166	121,934	11
Net Income Before Provision for Income Taxes	33,973	37,365	37,551	(10)	146,020	135,936	7
Provision for Income Taxes	9,488	11,038	7,979	19	44,001	39,654	11
Net Income	$ 24,485	$ 26,327	$ 29,572	(17) %	$ 102,019	$ 96,282	6 %
Weighted average common shares outstanding	63,417,993	63,279,303	62,690,892	1 %	63,214,117	62,354,101	1 %
Earnings per Common Share							
Basic	$ 0.39	$ 0.42	$ 0.47	(17) %	$ 1.61	$ 1.54	5 %
Diluted	0.38	0.41	0.46	(17)	1.58	1.50	5

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at October 31 2008	As at July 31 2008	As at October 31 2007	Change from October 31 2007
Assets					
Cash Resources					
Cash and non-interest bearing deposits with financial institutions		**$ 8,988**	$ 23,903	$ 6,446	39 %
Interest bearing deposits with regulated financial institutions	(Note 4)	**464,193**	409,882	405,122	15
Cheques and other items in transit		**18,992**	2,172	1,122	1,593
		492,173	435,957	412,690	19
Securities	(Note 4)				
Issued or guaranteed by Canada		**347,777**	313,986	630,396	(45)
Issued or guaranteed by a province or municipality		**452,045**	473,414	251,418	80
Other securities		**429,142**	492,706	459,812	(7)
		1,228,964	1,280,106	1,341,626	(8)
Securities Purchased Under Resale Agreements		**77,000**	9,001	206,925	(63)
Loans	(Notes 5 and 7)				
Residential mortgages		**2,134,327**	1,974,285	1,780,442	20
Other loans		**6,565,280**	6,264,472	5,688,160	15
		8,699,607	8,238,757	7,468,602	16
Allowance for credit losses	(Note 6)	**(75,538)**	(70,009)	(63,022)	20
		8,624,069	8,168,748	7,405,580	16
Other					
Land, buildings and equipment		**31,893**	26,258	25,736	24
Goodwill		**6,933**	6,933	6,933	-
Other intangible assets		**2,155**	2,274	2,681	(20)
Insurance related		**52,943**	53,514	51,744	2
Derivative related	(Note 8)	**9,980**	3,529	1,496	567
Other assets		**74,622**	70,324	69,629	7
		178,526	162,832	158,219	13
Total Assets		**$ 10,600,732**	$ 10,056,644	$ 9,525,040	11 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 383,083**	$ 366,725	$ 376,488	2 %
Payable after notice		**2,010,039**	2,096,550	1,843,799	9
Payable on a fixed date		**6,747,597**	6,118,061	5,931,631	14
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	-
		9,245,719	8,686,336	8,256,918	12
Other					
Cheques and other items in transit		**29,036**	27,045	22,177	31
Insurance related		**134,769**	131,504	124,480	8
Derivative related	(Note 8)	**163**	285	1,307	(88)
Other liabilities		**136,897**	138,073	134,665	2
		300,865	296,907	282,629	6
Subordinated Debentures					
Conventional	(Note 9)	**375,000**	410,000	390,000	(4)
Shareholders' Equity					
Retained earnings		**448,203**	430,697	372,739	20
Accumulated other comprehensive income (loss)		**(5,203)**	(1,308)	(5,931)	(12)
Capital stock	(Note 10)	**221,914**	221,103	219,004	1
Contributed surplus		**14,234**	12,909	9,681	47
		679,148	663,401	595,493	14
Total Liabilities and Shareholders' Equity		**$ 10,600,732**	$ 10,056,644	$ 9,525,040	11 %
Contingent Liabilities and Commitments	(Note 11)				

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the year ended October 31 2008	 October 31 2007
Retained Earnings		
Balance at beginning of period	$ **372,739**	$ 297,675
Net income	**102,019**	96,282
Dividends	**(26,555)**	(21,218)
Balance at end of period	**448,203**	372,739
Accumulated Other Comprehensive Income (Loss)		
Balance at beginning of period	**(5,931)**	(1,494)
Other comprehensive income (loss)	**728**	(4,437)
Balance at end of period	**(5,203)**	(5,931)
Total retained earnings and accumulated other comprehensive income (loss)	**443,000**	366,808
Capital Stock (Note 10)		
Balance at beginning of period	**219,004**	215,349
Issued on exercise of employee stock options	**1,646**	2,464
Transferred from contributed surplus on exercise or exchange of options	**1,264**	1,191
Balance at end of period	**221,914**	219,004
Contributed Surplus		
Balance at beginning of period	**9,681**	6,340
Amortization of fair value of employee stock options	**5,817**	4,532
Transferred to capital stock on exercise or exchange of options	**(1,264)**	(1,191)
Balance at end of period	**14,234**	9,681
Total Shareholders' Equity	$ **679,148**	$ 595,493

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended October 31 2008	 October 31 2007	For the year ended October 31 2008	 October 31 2007
Net Income	$ **24,485**	$ 29,572	$ **102,019**	$ 96,282
Other Comprehensive Income (Loss), net of tax				
Available-for-sale securities:				
Gains (losses) from change in fair value[1]	**(8,154)**	2,713	**(2,631)**	(5,544)
Reclassification to other income[2]	**(637)**	(5)	**(3,271)**	(295)
	(8,791)	2,708	**(5,902)**	(5,839)
Derivatives designated as cash flow hedges:				
Gains (losses) from change in fair value[3]	**5,437**	406	**9,341**	(403)
Reclassification to net interest income[4]	**(541)**	563	**(1,773)**	1,805
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	**-**	-	**(938)**	-
	4,896	969	**6,630**	1,402
	(3,895)	3,677	**728**	(4,437)
Comprehensive Income for the Period	$ **20,590**	$ 33,249	$ **102,747**	$ 91,845

(1) Net of income tax benefit of $1,170 for the year ended October 31, 2008 (2007 - tax benefit of $2,720).
(2) Net of income tax benefit of $1,454 for the year ended October 31, 2008 (2007 - tax benefit $144).
(3) Net of income tax expense of $4,104 for the year ended October 31, 2008 (2007 - tax benefit $197).
(4) Net of income tax benefit of $775 for the year ended October 31, 2008 (2007 - tax expense $882).
(5) Net of income tax benefit of $429 for the year ended October 31, 2008 (2007 - nil).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended October 31 2008	 October 31 2007	For the year ended October 31 2008	 October 31 2007
Cash Flows from Operating Activities				
Net income	**$ 24,485**	$ 29,572	**$ 102,019**	$ 96,282
Adjustments to determine net cash flows				
Provision for credit losses	**3,188**	2,550	**12,000**	10,200
Depreciation and amortization	**1,780**	1,606	**6,896**	6,017
Amortization of fair value of employee stock options	**1,576**	1,068	**5,817**	4,532
Future income taxes, net	**(623)**	(1,207)	**276**	1,387
Gain on sale of securities, net	**(948)**	(7)	**(4,725)**	(438)
Accrued interest receivable and payable, net	**(3,607)**	11,683	**2,719**	13,287
Current income taxes payable, net	**614**	(1,490)	**(454)**	(1,777)
Other items, net	**(202)**	19,457	**(5,164)**	13,183
	26,263	63,232	**119,384**	142,673
Cash Flows from Financing Activities				
Deposits, net	**559,383**	600,378	**988,801**	1,965,953
Debentures issued	**-**	-	**50,000**	195,000
Debentures redeemed	**(35,000)**	-	**(65,000)**	(3,126)
Common shares issued	**560**	939	**1,646**	2,464
Dividends	**(6,979)**	(5,650)	**(26,555)**	(21,218)
	517,964	595,667	**948,892**	2,139,073
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**(54,107)**	(92,005)	**(57,057)**	(55,550)
Securities, purchased	**(552,162)**	(823,465)	**(2,609,432)**	(2,860,204)
Securities, sale proceeds	**366,759**	377,325	**1,303,698**	960,350
Securities, matured	**229,000**	357,288	**1,421,159**	1,437,710
Securities matured (purchased) under resale agreements, net	**(67,999)**	(150,500)	**129,925**	(197,925)
Loans, net	**(458,508)**	(317,498)	**(1,230,489)**	(1,633,943)
Land, buildings and equipment	**(7,296)**	(2,763)	**(12,527)**	(7,012)
	(544,313)	(651,618)	**(1,054,723)**	(2,356,574)
Change in Cash and Cash Equivalents	**(86)**	7,281	**13,553**	(74,828)
Cash and Cash Equivalents at Beginning of Period	**(970)**	(21,890)	**(14,609)**	60,219
Cash and Cash Equivalents at End of Period *	**$ (1,056)**	$ (14,609)	**$ (1,056)**	$ (14,609)
* Represented by:				
Cash and non-interest bearing deposits with financial institutions	**$ 8,988**	$ 6,446	**$ 8,988**	$ 6,446
Cheques and other items in transit (included in Cash Resources)	**18,992**	1,122	**18,992**	1,122
Cheques and other items in transit (included in Other Liabilities)	**(29,036)**	(22,177)	**(29,036)**	(22,177)
Cash and Cash Equivalents at End of Period	**$ (1,056)**	$ (14,609)	**$ (1,056)**	$ (14,609)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 82,074**	$ 70,323	**$ 336,106**	$ 267,963
Amount of income taxes paid in the period	**9,670**	10,676	**44,179**	40,044

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2007, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2007 as set out on pages 57 to 82 of the Bank's 2007 Annual Report.

2. Change in Accounting Policies

Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments - Disclosure and Presentation* and *Capital Disclosures*. The new standards require additional disclosure regarding financial instruments and capital management practices. As a result of adopting these standards, new or enhanced disclosure is provided in Note 4 Securities, Note 5 Loans, Note 6 Allowance for Credit Losses, Note 7 Impaired and Past Due Loans, Note 13 Financial Instruments, Note 14 Interest Rate Sensitivity and Note 16 Capital Management.

3. Insurance Revenues, Net

Insurance revenues, net as reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the year ended	
	October 31 2008	July 31 2008	October 31 2007	**October 31 2008**	October 31 2007
Net earned premiums	**$ 24,877**	$ 25,030	$ 24,172	**$ 97,943**	$ 94,914
Commissions and processing fees	**742**	734	743	**2,876**	2,751
Net claims and adjustment expenses	**(16,564)**	(15,612)	(14,896)	**(64,380)**	(62,391)
Policy acquisition costs	**(5,212)**	(5,466)	(5,100)	**(20,573)**	(20,011)
Total, net	**$ 3,843**	$ 4,686	$ 4,919	**$ 15,866**	$ 15,263

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet follow.

	As at October 31 2008	As at July 31 2008	As at October 31 2007
Interest bearing deposits with regulated financial institutions	**$ 940**	$ 736	$ (1,070)
Securities			
Issued or guaranteed by Canada	**1,417**	297	127
Issued or guaranteed by a province or municipality	**1,214**	494	(14)
Other securities	**(21,386)**	(6,675)	(8,323)
Unrealized losses, net	**$ (17,815)**	$ (5,148)	$ (9,280)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow.

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	October 31 2008 Composition Percentage	July 31 2008 Composition Percentage	October 31 2007 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 1,034	$ 868	$ 115	$ 62	$ 51	$ 2,130	24 %	24 %	24 %
Other loans	110	205	24	3	1	343	4	4	3
	1,144	1,073	139	65	52	2,473	28	28	27
Loans to Businesses									
Commercial	710	1,201	86	83	220	2,300	27	25	25
Construction and real estate[3]	911	1,344	73	62	144	2,534	29	29	25
Equipment financing	338	815	39	13	32	1,237	14	15	18
Energy	-	156	-	-	-	156	2	3	5
	1,959	3,516	198	158	396	6,227	72	72	73
Total Loans[1]	$ 3,103	$ 4,589	$ 337	$ 223	$ 448	$ 8,700	100 %	100 %	100 %
Composition Percentage									
October 31, 2008	36 %	53 %	4 %	2 %	5 %	100 %			
July 31, 2008	37 %	53 %	4 %	2 %	4 %	100 %			
October 31, 2007	35 %	55 %	4 %	3 %	3 %	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses.

	For the three months ended October 31, 2008			For the three months ended July 31, 2008		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 10,784**	**$ 59,225**	**$ 70,009**	$ 10,787	$ 56,304	$ 67,091
Provision for credit losses	**1,886**	**1,302**	**3,188**	117	2,921	3,038
Write-offs	**(706)**	**-**	**(706)**	(133)	-	(133)
Recoveries	**3,047**	**-**	**3,047**	13	-	13
Balance at end of period	**$ 15,011**	**$ 60,527**	**$ 75,538**	$ 10,784	$ 59,225	$ 70,009

	For the three months ended October 31, 2007		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 5,697	$ 55,082	$ 60,779
Provision for credit losses	2,024	526	2,550
Write-offs	(316)	-	(316)
Recoveries	9	-	9
Balance at end of period	$ 7,414	$ 55,608	$ 63,022

	For the year ended October 31, 2008			For the year ended October 31, 2007		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 7,414**	**$ 55,608**	**$ 63,022**	$ 5,484	$ 48,037	$ 53,521
Provision for credit losses	**7,081**	**4,919**	**12,000**	2,629	7,571	10,200
Write-offs	**(2,577)**	**-**	**(2,577)**	(786)	-	(786)
Recoveries	**3,093**	**-**	**3,093**	87	-	87
Balance at end of period	**$ 15,011**	**$ 60,527**	**$ 75,538**	$ 7,414	$ 55,608	$ 63,022

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows.

	As at October 31, 2008				As at July 31, 2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,288,160	$ 11,462	$ 305	$ 11,157	$ 1,236,399	$ 10,051	$ 261	$ 9,790
Real estate[1]	3,673,158	51,909	2,948	48,961	3,401,919	15,507	929	14,578
Industrial	1,391,287	20,456	5,647	14,809	1,484,165	15,304	4,355	10,949
Commercial	2,347,002	7,809	6,111	1,698	2,116,274	6,677	5,239	1,438
Total	$ 8,699,607	$ 91,636	$ 15,011	76,625	$ 8,238,757	$ 47,539	$ 10,784	36,755
General allowance[2]				(60,527)				(59,225)
Net impaired loans after general allowance				$ 16,098				$ (22,470)

	As at October 31, 2007			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,062,898	$ 2,878	$ 351	$ 2,527
Real estate[1]	2,887,822	1,098	896	202
Industrial	1,325,431	11,261	2,550	8,711
Commercial	2,192,451	5,867	3,617	2,250
Total	$ 7,468,602	$ 21,104	$ 7,414	13,690
General allowance[2]				(55,608)
Net impaired loans after general allowance				$ (41,918)

[1] Multi-family residential mortgages are included in real estate loans.
[2] The general allowance for credit risk is not allocated by loan type.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows.

	As at October 31, 2008			As at July 31, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 48,436	$ 9,204	$ 39,232	$ 15,238	$ 7,575	$ 7,663
British Columbia	40,656	4,626	36,030	29,725	2,014	27,711
Saskatchewan	2,155	792	1,363	2,099	807	1,292
Manitoba	389	389	-	477	388	89
Total	$ 91,636	$ 15,011	76,625	$ 47,539	$ 10,784	36,755
General allowance[1]			(60,527)			(59,225)
Net impaired loans after general allowance			$ 16,098			$ (22,470)

	As at October 31, 2007		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 9,163	$ 3,927	$ 5,236
British Columbia	8,864	2,013	6,851
Saskatchewan	3,061	1,458	1,603
Manitoba	16	16	-
Total	$ 21,104	$ 7,414	13,690
General allowance[1]			(55,608)
Net impaired loans after general allowance			$ (41,918)

[1] The general allowance for credit risk is not allocated by province.

During the quarter and for the year ended October 31, 2008, interest recognized as income on impaired loans totaled $56 and $360 respectively (2007 - $245 and $414).

Gross impaired loans exclude certain past due loans which are loans where payment of interest or principal is contractually in arrears but which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at October 31, 2008					As at July 31, 2008
	1 - 30 days	31 - 60 days	61 - 90 days	More than 90 days	Total	Total
Residential mortgages	$ 7,217	$ 8,550	$ 347	$ -	$ 16,114	$ 16,308
Other loans	11,732	4,010	342	-	16,084	21,866
	$ 18,949	$ 12,560	$ 689	$ -	$ 32,198	$ 38,174

Certain process changes were required to compile the above information and comparative figures for October 31, 2007 are not available.

8. Derivative Financial Instruments

For the quarter and year ended October 31, 2008, a net unrealized after tax gain of $5,437 and $9,341 respectively (2007 - $406 after tax gain and $403 after tax loss) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2007 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the quarter and year ended October 31, 2008, a net gain after tax of $541 and $1,773 respectively (2007 - $563 and $1,805 net loss after tax) was reclassified to net income. A net gain of $2,432 (2007 - $68 net loss) after tax recorded in accumulated other comprehensive income (loss) as at October 31, 2008 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at October 31, 2008			As at July 31, 2008		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[(1)]	**$ 593,000**	**$ 9,978**	**$ -**	$ 663,000	$ 2,965	$ 30
Equity contracts[(2)]	**4,400**	**-**	**139**	4,400	178	-
Foreign exchange contracts[(3)]	**2,600**	**2**	**175**	48,757	386	-
Embedded derivatives in equity-linked deposits[(2)]	**n/a**	**151**	**-**	n/a	-	255
Other forecasted transactions		**-**	**-**	-	-	-
Derivative related amounts		**$ 10,131**	**$ 314**		$ 3,529	$ 285

	As at October 31, 2007		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 482,000	$ 946	$ 498
Equity contracts	6,000	515	-
Foreign exchange contracts	3,405	35	63
Embedded derivatives in equity-linked deposits	n/a	-	746
Other forecasted transactions	-	-	-
Derivative related amounts		$ 1,496	$ 1,307

(1) Interest rate swaps outstanding at October 31, 2008 mature between December 2008 and January 2013.
(2) Equity contracts and equity-linked deposits outstanding at October 31, 2008 mature between February 2009 and March 2011.
(3) Foreign exchange contracts outstanding at October 31, 2008 mature between January 2009 and March 2009.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter and year ended October 31, 2008.

9. Subordinated Debentures

On June 27, 2008, the Bank issued $50,000 of Series C Debentures. The Series C Debentures have a fixed interest rate of 5.95% until June 27, 2013. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 302 basis points until maturity on June 27, 2018.

On July 8, 2008 and October 24, 2008, conventional subordinated debentures in the amount of $30,000 and $35,000 were redeemed by the Bank at face value, respectively.

10. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended			
	October 31, 2008		October 31, 2007	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**63,341,949**	**$ 221,103**	62,548,920	$ 217,589
Issued on exercise or exchange of options	**115,193**	**560**	287,269	939
Transferred from contributed surplus on exercise or exchange of options	**-**	**251**	-	476
Outstanding at end of period	**63,457,142**	**$ 221,914**	62,836,189	$ 219,004

	For the year ended			
	October 31, 2008		October 31, 2007	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**62,836,189**	**$ 219,004**	61,936,260	$ 215,349
Issued on exercise or exchange of options	**620,953**	**1,646**	899,929	2,464
Transferred from contributed surplus on exercise or exchange of options	**-**	**1,264**	-	1,191
Outstanding at end of period	**63,457,142**	**$ 221,914**	62,836,189	$ 219,004

Employee Stock Options

	For the three months ended			
	October 31, 2008		October 31, 2007	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,359,842**	**$ 20.53**	5,305,150	$ 16.41
Granted	**32,790**	**21.44**	9,500	28.11
Exercised or exchanged	**(152,200)**	**9.33**	(367,473)	8.69
Forfeited	**(35,550)**	**25.49**	(35,900)	22.60
Balance at end of period	**5,204,882**	**$ 20.83**	4,911,277	$ 16.96

	For the year ended			
	October 31, 2008		October 31, 2007	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,911,277**	**$ 16.96**	5,030,040	$ 13.07
Granted	**1,249,032**	**28.39**	1,118,000	25.49
Exercised or exchanged	**(838,177)**	**8.98**	(1,122,863)	7.61
Forfeited	**(117,250)**	**24.26**	(113,900)	20.98
Balance at end of period	**5,204,882**	**$ 20.83**	4,911,277	$ 16.96
Exercisable at end of period	**1,870,500**	**$ 13.10**	1,656,077	$ 9.30

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 838,177 options (2007 - 1,122,863) exercised or exchanged in the year ended October 31, 2008, option holders exchanged the rights to 651,727 options (2007 - 796,213) and received 434,503 shares (2007 - 572,777) in return under the cashless settlement alternative.

In the year ended October 31, 2008, salary expense of $5,817 (2007 - $4,532) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8% (2007 - 4.2%), (ii) expected option life of 4.0 years (2007 - 4.0 years), (iii) expected volatility of 23% (2007 - 19%), and (iv) expected dividends of 1.5% (2007 - 1.3%). The weighted average fair value of options granted was estimated at $5.84 (2007 - $4.94) per share.

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 19 of the Bank's audited consolidated financial statements for the year ended October 31, 2007 (see pages 74 to 75 of the 2007 Annual Report) and include:

	As at October 31 2008	As at July 31 2008	As at October 31 2007
Guarantees and standby letters of credit			
Balance outstanding	**$ 232,649**	$ 235,369	$ 202,194
Business credit cards			
Total approved limit	**11,503**	11,261	9,728
Balance outstanding	**2,778**	2,748	2,238

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at October 31 2008	As at July 31 2008	As at October 31 2007
Trust assets under administration	**$ 4,347,723**	$ 4,498,545	$ 4,283,900

13. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section of the 2007 Annual Report beginning on page 51.

The value of financial assets recorded on the consolidated balance sheet at October 31, 2008 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 92% (2007 - 87%) of the portfolio and estimated using a valuation technique based on observable market data for 8% (2007 - 13%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives) was determined for the entire portfolio using a valuation technique based on observable market data. Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the 2007 Annual Report beginning on page 49 as well as Note 27 of the October 31, 2007 audited financial statements beginning on page 80 in the 2007 Annual Report.

Income and expenses are classified as to source, either securities or loans for income, and deposits or subordinated debentures for expense. Gains on the sale of securities, net, are shown separately in other income.

14. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 26 of the audited consolidated financial statements for the year ended October 31, 2007 (see page 78 of the 2007 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
October 31, 2008								
Assets								
Cash resources and securities	$ 176	$ 220	$ 339	$ 735	$ 921	$ 46	$ 18	$ 1,720
Loans	4,964	484	774	6,222	2,461	95	(77)	8,701
Other assets	-	-	-	-	-	-	179	179
Derivative financial instruments[1]	-	80	150	230	367	-	-	597
Total	5,140	784	1,263	7,187	3,749	141	120	11,197
Liabilities and Equity								
Deposits	3,472	883	1,967	6,322	2,832	105	(14)	9,245
Other liabilities	3	6	25	34	33	9	225	301
Debentures	-	-	-	-	300	75	-	375
Shareholders' equity	-	-	-	-	-	-	679	679
Derivative financial instruments[1]	597	-	-	597	-	-	-	597
Total	$ 4,072	$ 889	$ 1,992	$ 6,953	$ 3,165	$ 189	$ 890	$ 11,197
Interest Rate Sensitive Gap	$ 1,068	$ (105)	$ (729)	$ 234	$ 584	$ (48)	$ (770)	$ -
Cumulative Gap	$ 1,068	$ 963	$ 234	$ 234	$ 818	$ 770	$ -	$ -
Cumulative Gap as a percentage of total assets	9.5 %	8.6 %	2.1 %	2.1 %	7.3 %	6.9 %	- %	- %
July 31, 2008								
Assets	$ 4,710	$ 631	$ 1,307	$ 6,648	$ 3,799	$ 149	$ 128	$ 10,724
Liabilities and equity	4,453	866	1,598	6,917	2,744	189	874	10,724
Interest rate sensitive gap	$ 257	$ (235)	$ (291)	$ (269)	$ 1,055	$ (40)	$ (746)	$ -
Cumulative gap	$ 257	$ 22	$ (269)	$ (269)	$ 786	$ 746	$ -	$ -
Cumulative gap as a percentage of total assets	2.4 %	0.2 %	(2.5)%	(2.5)%	7.3 %	7.0 %	- %	- %
October 31, 2007								
Cumulative gap	$ 364	$ 224	$ 426	$ 426	$ 709	$ 710	$ -	$ -
Cumulative gap as a percentage of total assets	3.6 %	2.2 %	4.3 %	4.3 %	7.1 %	7.1 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liability are shown below:

October 31, 2008	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	4.7 %	4.2 %	5.1 %	4.8 %	5.4 %	5.8 %	5.0 %
Total liabilities	2.2	3.6	4.0	2.9	4.2	5.7	3.4
Interest rate sensitive gap	2.5 %	0.6 %	1.1 %	1.9 %	1.2 %	0.1 %	1.6 %
July 31, 2008							
Total assets	5.4 %	4.3 %	5.3 %	5.3 %	5.4 %	6.1 %	5.4 %
Total liabilities	2.6	3.8	4.1	3.1	4.2	5.7	3.6
Interest rate sensitive gap	2.8 %	0.5 %	1.2 %	2.2 %	1.2 %	0.4 %	1.8 %
October 31, 2007							
Total assets	6.6 %	5.2 %	5.2 %	6.1 %	5.9 %	5.7 %	6.0 %
Total liabilities	3.9	4.4	4.3	4.1	4.2	5.6	4.1
Interest rate sensitive gap	2.7 %	0.8 %	0.9 %	2.0 %	1.7 %	0.1 %	1.9 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 4.8% (July 31, 2008 – 0.7%) and decrease other comprehensive income $19,982 net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would decrease net interest income and increase other comprehensive income by a similar amount. Information on the estimated change in other comprehensive income at July 2008 is not readily available.

15. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	October 31 2008	July 31 2008	October 31 2007	**October 31 2008**	July 31 2008	October 31 2007
Net interest income (teb)[1]	**$ 56,993**	$ 55,877	$ 54,663	**$ 1,629**	$ 1,413	$ 1,332
Less teb adjustment	**1,375**	1,326	1,383	**165**	116	113
Net interest income per financial statements	**55,618**	54,551	53,280	**1,464**	1,297	1,219
Other income[2]	**11,580**	14,415	13,452	**3,857**	4,670	4,912
Total revenues	**67,198**	68,966	66,732	**5,321**	5,967	6,131
Provision for credit losses	**3,187**	3,038	2,550	**-**	-	-
Non-interest expenses	**32,913**	32,124	30,461	**2,446**	2,406	2,301
Provision for income taxes	**8,788**	9,980	6,772	**700**	1,058	1,207
Net income	**$ 22,310**	$ 23,824	$ 26,949	**$ 2,175**	$ 2,503	$ 2,623
Total average assets ($ millions)[3]	**$ 9,902**	$ 9,927	$ 8,953	**$ 191**	$ 185	$ 174

	Total		
	Three months ended		
	October 31 2008	July 31 2008	October 31 2007
Net interest income (teb)[1]	**$ 58,622**	$ 57,290	$ 55,995
Less teb adjustment	**1,540**	1,442	1,496
Net interest income per financial statements	**57,082**	55,848	54,499
Other income	**15,437**	19,085	18,364
Total revenues	**72,519**	74,933	72,863
Provision for credit losses	**3,187**	3,038	2,550
Non-interest expenses	**35,359**	34,530	32,762
Provision for income taxes	**9,488**	11,038	7,979
Net income	**$ 24,485**	$ 26,327	$ 29,572
Total average assets ($ millions)[3]	**$ 10,093**	$ 10,112	$ 9,127

	Banking and Trust		Insurance		Total	
	Year ended		Year ended		Year ended	
	October 31 2008	October 31 2007	**October 31 2008**	October 31 2007	**October 31 2008**	October 31 2007
Net interest income (teb)[1]	**$ 222,837**	$ 205,867	**$ 5,780**	$ 4,792	**$ 228,617**	$ 210,659
Less teb adjustment	**5,191**	5,023	**480**	387	**5,671**	5,410
Net interest income per financial statements	**217,646**	200,844	**5,300**	4,405	**222,946**	205,249
Other income[2]	**54,338**	47,506	**15,902**	15,315	**70,240**	62,821
Total revenues	**271,984**	248,350	**21,202**	19,720	**293,186**	268,070
Provision for credit losses	**12,000**	10,200	**-**	-	**12,000**	10,200
Non-interest expenses	**125,748**	113,456	**9,418**	8,478	**135,166**	121,934
Provision for income taxes	**40,589**	36,185	**3,412**	3,469	**44,001**	39,654
Net income	**$ 93,647**	$ 88,509	**$ 8,372**	$ 7,773	**$ 102,019**	$ 96,282
Total average assets ($ millions)[3]	**$ 9,747**	$ 8,014	**$ 184**	$ 164	**$ 9,931**	$ 8,178

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

16. Capital Management

Effective November 1, 2007, OSFI adopted a new capital management framework called Basel II for Canadian financial institutions and capital is now managed and reported in accordance with those requirements. Basel II introduced some significant changes to the risk-weighting of assets and calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for the Bank under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises and a new capital requirement related to operational risk.

Basel II has not had a significant impact on the Bank's overall required level of regulatory capital as compared to OSFI's previous methodology. New procedures and system enhancements have been developed to conform to the new framework including the formalization of CWB's internal capital adequacy assessment process.

Under the Basel II standardized approach to credit risk and OSFI's previous framework, banks are required to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% under Basel II (0% to 100% under the previous framework) is assigned. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct Insurance Incorporated (CDI) is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is primarily comprised of common shareholders' equity and innovative capital (to a maximum of 15% of net Tier 1 capital) while Tier 2 capital includes subordinated debentures (to a maximum amount of 50% of net Tier 1 capital) and the inclusion of the general allowance for credit losses (to the regulatory maximum) and any innovative capital not included in Tier 1.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in the 2007 Annual Report beginning on page 41.

Capital Structure and Regulatory Ratios[1]

	As at October 31 2008	As at July 31 2008	As at October 31 2007
Capital			
Tier 1	**$ 775,445**	$ 760,597	$ 701,004
Total	**1,168,272**	1,149,434	1,059,269
Capital ratios			
Tier 1	**8.9 %**	9.2 %	9.1 %
Total	**13.5**	14.0	13.7
Assets to capital multiple	**9.2 x**	8.8 x	9.1 x

(1) Regulatory capital and capital ratios are calculated in accordance with the requirements of OSFI. As described above, as of November 1, 2007, OSFI changed the framework and capital is now managed and reported in accordance with the requirements of Basel II. Prior year figures have been calculated using the previous framework.

During the quarter and for the year ended October 31, 2008, the Bank complied with all internal and external capital requirements.

17. Subsequent Event

On December 1, 2008, the Bank acquired 72.5% ownership of Adroit Investment Management Ltd. with an effective date of November 1, 2008. Adroit Investment Management Ltd. is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients.

18. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

19. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011.

The Bank has embarked on a project to identify and evaluate the impact of the implementation of IFRS on the consolidated financial statements and to develop a plan to complete the transition. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information on the Bank's transition plan and the expected impact of the transition will be provided commencing in the quarterly reports for 2009, the third fiscal year prior to transition.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
2020 Scotia Place
10060 Jasper Avenue
Edmonton, AB T5J 3R8
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on December 4, 2008 at 9:30 a.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until December 18, 2008 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21260805, followed by the pound sign.

END